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                              May 5, 2020

       Maurizio Chiriva Internati, DBSc., Ph.Ds.
       Chief Executive Officer
       Kiromic Biopharma, Inc.
       7707 Fannin, Suite 140
       Houston, TX 77054

                                                        Re: Kiromic Biopharma,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 8,
2019
                                                            CIK No. 0001792581

       Dear Dr. Internati:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1 submitted April 8, 2020

       Use of Proceeds, page 52

   1. We note your revisions in response to comment 9 that a portion of the proceeds will be used to initiate the
Phase 1/2 clinical trials for the ALEXIS AIDT-1 product candidate.
                                                        Please disclose how far
in the Phase 1/2 trials you expect the portion of the offering proceeds allocated to
this use will enable you to reach.
       License Agreements
       Mercer University, page 89

   2. We note your revisions in response to prior comment 8. Please expand to disclose the royalty rate or a range
that does not exceed 10 points. Also disclose when the last-to-
 Maurizio Chiriva Internati, DBSc., Ph.Ds.
Kiromic Biopharma, Inc.
May 5, 2020
Page 2
       expire patent is currently scheduled to expire. Provide similar disclosure for the CGA 369 agreement.
Description of Securities, page 120

3. We note that your forum selection provision in the certificate of incorporation filed as
       Exhibit 3.1 identifies the Court of Chancery as the exclusive forum for certain litigation, including any "derivative action," except for claims for which the Court of Chancery does not have subject matter jurisdiction. Please describe this provision in your prospectus. Also disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
       Act or Exchange Act.
Consolidated Financial Statements
Note 12. Subsequent Events, page F-28

4. Please revise to provide additional disclosure about how you are accounting for the joint venture with Molipharma under ASC 323 and ASC 810. In that regard, we see that financial support appears to be split between you and Molipharma. You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at
202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameMaurizio Chiriva Internati, DBSc., Ph.Ds.
                                                        Division of Corporation
Finance
Comapany NameKiromic Biopharma, Inc.
                                                        Office of Life Sciences
May 5, 2020 Page 2
cc:       Justin Anslow
FirstName LastName